February 14, 1996

Securities and Exchange Commission
Securities Filing Department
450 Fifth Street, NW
Washington, DC 20549

Re: Wells Financial Corporation


Dear Sir or Madame:

Enclosed for filing under Rule 13d-1 under the Securities Exchange Act of 1934 is our original Schedule 13G filed on behalf of a group of Wells Financial Corporation stockholders.

Under cover of this letter, copies of this filing are also being sent (via Federal Express) to Wells Financial Corporation and the principal exchange upon which this security is traded.

Sincerely,

THE BAUPOST GROUP, INC.

By:       SETH A. KLARMAN
Title:    President


SETH A. KLARMAN

By:       SETH A. KLARMAN



cc:  Wells Financial Corporation
     NASDAQ




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                           UNITED STATES OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. )


                           Wells Financial Corporation
                      53 First Street S.W., Wells, MN 56097
                                (Name of Issuer)

                          Common Stock, par value $0.10
                         (Title of Class of Securities)

                                   949759104
                                 (CUSIP Number)

     Check the here if a fee is being paid with this statement: X. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7). The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

     The Baupost Group, Inc., 04-2752581

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a) X
     (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   WITH SOLE VOTING POWER

     0

6.   WITH SHARED VOTING POWER

     150,209

7.   WITH SOLE DISPOSITIVE POWER

     0

8.   WITH SHARED DISPOSITIVE POWER

     150,209

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,209

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.87%

12.  TYPE OF REPORTING PERSON *

     IA



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*******************************************************************************

1.   NAME OF REPORTING PERSON, S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

     Seth A. Klarman, ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     (a) X
     (b)

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.   WITH SOLE VOTING POWER

     0

6.   WITH SHARED VOTING POWER

     150,209

7.   WITH SOLE DISPOSITIVE POWER

     0

8.   WITH SHARED DISPOSITIVE POWER

     150,209

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,209

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.87%

12.  TYPE OF REPORTING PERSON *

     HC
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*******************************************************************************

Item 1 (a) Name of Issuer:

     Wells Financial Corporationpany

1(b) Address of Issuer's Principal Executive Offices:

     53 First Street S.W., Wells, MN  56097

Item 2 (a) Name of Person Filing:

(1)  The Baupost Group, Inc.
(2)  Seth A. Klarman

2(b) Address of Principal Business Offices or, if none, Residence:

(1)  The Baupost Group, Inc.
     44 Brattle Street, 2nd Floor
     Cambridge, Massachusetts 02138

(2)  Seth A. Klarman
     44 Brattle Street, 2nd Floor
     Cambridge, Massachusetts 02138

2(c) Citizenship:

(1)  The Commonwealth of Massachusetts
(2)  United States of America

2(d) Title of Class of Securities:

     Common Stock, par value $0.10


2(e) CUSIP Number:

     949759104


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Item 3 If this statement is filed  pursuant to Rule 13d-1(b) or 13d-2(b),  check whether the person filing is a:

(a)  [ ]Broker or Dealer registered under Section
     15 of the Act.

(b)  [ ]Bank as defined in Section 3(a)(6) of the Act.

(c) [ ]Insurance Company as defined in Section 3(a)(19) of the Act.

(d) [ ]Investment Company registered under Section 8 of the Investment Company Act.

(e) [X]Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.

(f) [ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13D-1(b)(1)(ii)(F).

(g)  [X]Parent Holding Company, in accordance with
     240.13D-1(b)(ii)(G) (Note: See Item 7).

(h)  [X]Group, in accordance with
     240.13d-1(b)(1)(ii)(H).

Item 4 Ownership:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned: (as of December 31, 1995)

     (1)  By The Baupost Group, Inc: 150,209

     (2)  Seth A. Klarman: 150,209

     (3)  By the group in the aggregate: 150,209



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(b)  Percent of Class:

     (1)  By The Baupost Group, Inc: 6.87%

     (2)  Seth A. Klarman: 6.87%

     (3)  By the group in the aggregate: 6.87%

(C) Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote

     --- 0

(ii) shared power to vote or to direct the vote

     (1)  By The Baupost Group, Inc.  150,209

     (2)  Seth A. Klarman: 150,209

     (3)  By the group in the aggregate: 150,209

(i)  sole power to dispose or to direct the disposition of

     --- 0

(ii) shared power to dispose or to direct the disposition of


     (1)  By The Baupost Group, Inc.:  150,209

     (2)  Seth A. Klarman: 150,209

     (3)  By the group in the aggregate: 150,209


Item 5 Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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Item 6 Ownership of More than Five Percent on behalf of Another Person:

     The Baupost Group, Inc. is a registered investment adviser. Seth A. Klarman, as the controlling person of Baupost Group, Inc., is deemed to have beneficial ownership under Section 13(d) of the securities beneficially owned by Baupost Group, Inc. Securities reported on this
     Schedule 13G as being beneficially owned by the Baupost Group, Inc. include securities purchased on behalf of their clients, which include an investment company registered under the Investment Company Act of 1940 and various limited partnerships. No persons other than the persons filing this
     Schedule 13G have an economic interest in the securities reported on which relates to more than 5 percent of the class of securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     N/A

Item 8 Identification and Classification of members of the Group:

     This schedule has been filed pursuant to Rule 13d-1(b) (1)(ii)(H). Exhibit A hereto sets forth the identity and Item 3 classification of each member of the group.

Item 9 Notice of Dissolution of Group:

     N/A

Item 10 Certification:

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





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Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 1996
Date

THE BAUPOST GROUP, INC.

By:       SETH A. KLARMAN
Title:    President

SETH A. KLARMAN

By:     SETH A. KLARMAN

EXHIBIT A

Item 3
Member of Group Classification

     (1) The Baupost Group, Inc. IA

     (2) Seth A. Klarman HC

EXHIBIT B

Agreement

The undersigned  hereby agree that the Schedule 13G of which this Exhibit B is a part is filed on behalf of each of the undersigned.

February 14, 1996
Date

THE BAUPOST GROUP, INC.

By:       SETH A. KLARMAN
Title:    President

SETH A. KLARMAN

By:       SETH A. KLARMAN
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